SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, nominal value $0.01 per share

Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Class A Ordinary Shares: G5480U 104

Class B Ordinary Shares: G5480U 112

(CUSIP Numbers)

John C. Malone

c/o Liberty Global plc

12300 Liberty Boulevard

Englewood, CO 80112

(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers:	G5480U 104 (Class A ordinary shares) G5480U 112 (Class B ordinary shares)

1.	Names of Reporting Persons. John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A ordinary shares: 1,092,599(1), (2) Class B ordinary shares: 8,677,225(3)

	8.	Shared Voting Power Class A ordinary shares: 48,000(4) Class B ordinary shares: 110,148(4)

	9.	Sole Dispositive Power Class A ordinary shares: 1,092,599(1), (2) Class B ordinary shares: 8,677,225(3)

	10.	Shared Dispositive Power Class A ordinary shares: 48,000(4) Class B ordinary shares: 110,148(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A ordinary shares: 1,140,599(1), (2), (4) Class B ordinary shares: 8,787,373(3), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A ordinary shares: Less than 1%(5), (6) Class B ordinary shares: 86.6%(6)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 90,303 Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 50,119 Class A ordinary shares that are issuable upon exercise of options which are exercisable within 60 days of February 13, 2014.

(3) Includes 8,677,225 Class B ordinary shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”).

(4) Includes 48,000 Class A ordinary shares and 110,148 Class B ordinary shares held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.

(5) Does not include Class A ordinary shares issuable upon conversion of Class B ordinary shares owned by the trusts noted in notes (3) and (4) above; however, if such Class A ordinary shares were included, Mr. Malone would beneficially own 9,927,972 Class A ordinary shares, and the percent of Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 4.3% of such shares outstanding (including shares deemed outstanding pursuant to Rule 13d-3 of the Exchange Act), in each case subject to the relevant footnotes set forth herein.

(6) Based on 222,161,234 Class A ordinary shares and 10,147,184 Class B ordinary shares outstanding as of February 7, 2014, based on information provided by the Issuer and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire ordinary shares held by Mr. Malone and exercisable within 60 days after February 13, 2014. Each Class B ordinary share is convertible, at the option of the holder, into one Class A ordinary share.  Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 28, 2013 (“Amendment No. 6”), and relates to (i) the Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), and (ii) the Class B ordinary shares, nominal value $0.01 per share, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to as the “Statement.”  Capitalized terms not defined herein have the meanings given to such terms in the Statement.  Except as set forth herein, the Statement is unmodified.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Malone (individually and as trustee of the Malone Trust) beneficially owns (without giving effect to the conversion of Class B ordinary shares into Class A ordinary shares) (i) 1,140,599 Class A ordinary shares (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 48,000 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and as to which shares Mr. Malone disclaims beneficial ownership, and (C) 50,119 shares that may be acquired within 60 days of February 13, 2014 pursuant to stock options), which represent less than 1% of the outstanding Class A ordinary shares; and (ii) 8,787,373 Class B ordinary shares (including (A) 110,148 shares held by the Trusts, and (B) 8,677,225 held by the Malone Trust), which represent approximately 86.6% of the outstanding Class B ordinary shares.

The foregoing percentage interests are based on 222,161,234 Class A ordinary shares and 10,147,184 Class B ordinary shares, in each case outstanding as of February 7, 2014 based on information from the Issuer and as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire Class A ordinary shares held by Mr. Malone and exercisable within 60 days after February 13, 2014. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.5% of the voting power with respect to the general election of directors of the Issuer. See Item 4.

(b)                                 Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, their respective Class A ordinary shares. Mr. Malone and, to his knowledge, his wife, each have the sole power to dispose of, or to direct the disposition of, their respective Class A ordinary shares.  Mr. Malone, as the sole trustee of the Malone Trust, has the sole power to vote and dispose of the Class B ordinary shares held by the Malone Trust.  The Trusts hold 48,000 Class A ordinary shares and 110,148 Class B ordinary shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (but subject to his right of substitution).  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Ordinary Shares held by the Trusts.

(c)                                  Except as reported in this Statement, neither Mr. Malone, the Malone Trust nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Ordinary Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information thereto:

Pursuant to a letter agreement, dated as of February 13, 2014, among Michael T. Fries (“Mr. Fries”), Chief Executive Officer and President and a director of the Issuer, Mr. Malone and the Malone Trust, for so long as Mr. Fries is employed as a principal executive officer of the Issuer or serving on its board of directors, (i) in the event the Malone Trust or any permitted transferee (as defined in the letter agreement) is not voting the Class B ordinary shares owned by the Malone Trust, Mr. Fries shall have the right to vote such Class B ordinary shares and (ii) in the event the Malone Trust or any permitted transferee determines to sell such Class B ordinary shares, Mr. Fries (individually or through an entity he controls), will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third party.

The foregoing is a summary of the terms of such letter agreement, which is attached hereto as Exhibit 7(a), and is incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits.

7(a)                          Letter Agreement, dated as of February 13, 2014, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 18, 2014
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Letter Agreement, dated as of February 13, 2014, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.